Contact

www.linkedin.com/in/mike-a-513282101 (LinkedIn)

Top Skills

Aircraft
Charter
Business Strategy

Certifications

Pitching to Investors
Shane Snow on Storytelling

Mike A.

Founder & CEO of WingTips
Austin, Texas Metropolitan Area

Summary

My unwavering focus on data-driven solutions started with studying Economics, reinforced by my earliest professional experience working in the technology sector, where I worked for some of the world's largest database technology providers. While working in technology, I was responsible for developing custom solutions for real-world business challenges.

After years of working for others, I started my entrepreneurial career in the air charter business by founding JetLimo; the first fully automated shared charter tool. This company was an early attempt at a shared charter model. With JetLimo I built custom applications for charter operators and successfully automated empty-leg sales.

My years of experience as an instrument-rated private pilot and custom coding database applications put me on track to assemble the building blocks for WingTips. One of the building blocks of success is a team that brings unique skill sets and passion, which WingTips has in place. As WingTips CEO, I am focused on leading the company into the next stage of development. WingTips is ready to capture demand for regional air mobility services as this market is poised for dramatic growth. Review the WingTips investment opportunity https://www.info.flywingtips.com/investor-insights

Prior to WingTips I held multiple positions across several IT companies, From Fortune 100 firms Sun Microsystems and Oracle, to being equity owner of a boutique consulting firm that specialized in custom Oracle development integrated with Oracle Accounting Application. This provide the experience to build and manage teams, internal and virtual, to accomplish complex projects.

I have a natural affinity for technology, that has lead to being proficient in multiple programming languages, database applications and advanced analytics tools. This is a big part of why I am able to model high level architecture designs to address problems, and

then assemble team members with the skills to implement the solution. The WingTips application is the result of understanding the underlying issues preventing regional air service, then designing the solution. We designed simulations programs to initially test the concept, then ran Proof-of-Concept tests for real world validation of the system.

For more information on WingTips, visit our site at www.flywingtips.com, message me or send an email to mike.azzarello@flywingtips.com

Experience

WingTips
Chief Executive Officer
January 2021 - Present (2 years 11 months)
Temecula, California, United States

Delivering Regional Air Mobility to Western Region. WingTips uses AI to drive an advance Demand Management process, linked to Flight Optimization, to deliver a Crowd Scheduled flight service at per-seat fares. WingTips is the trademark and DBA of Personal Airline Exchange.

PAX - Personal Airline Exchange, Inc.
CEO
June 2014 - Present (9 years 6 months)
Los Angeles, CA

PAX is building a proprietary, data driven system that allows you to decide exactly what your charter flight should be, including the price. Everything is possible, from short notice “must fly” trips, to a shared flight experience with reduced costs. Our systems streamline the quoting and buying process by introducing innovative products for charter, making travel on private business aircraft more accessible to a larger audience.

JetLimo Inc.
CEO
January 2008 - June 2014 (6 years 6 months)
Thousand Oaks, CA

Jet charter automation tools. The first fully digital/automated empty-leg sales tool on the web, licensed to JetSuite. System sold over 1,200 empty leg

segments. First fully automated shared charter tool with price discrimination based on passenger commitment, deploy with JetSuite.

Sun Microsystems
Sales Leader for Education Market
August 2004 - January 2008 (3 years 6 months)
Los Angeles, California, United States

Managed internal and partner teams that cover the Education Market in California. Annual revenue in excess of $18M of Sun products sold and delivered. Initiated and coordinated joint venture projects with research universities.

Cloud Creek Systems
EVP Operations
June 2001 - August 2004 (3 years 3 months)
Newbury Park, CA

Equity owner of a boutique consulting firm focused on SMB customers. Grew sales 4x in 3 years, during the 9-11 Recession. Oracle custom development with specialty in integrating custom apps into the Oracle Accounting Application Suite. In charge of sales, marketing, and financial management. Successful exit from the firm.

Sun Microsystems
Corporate Account Manager
March 1998 - May 2001 (3 years 3 months)
Los Angeles, California, United States

Managed teams for large accounts including Walt Disney Co., Washington Mutual Bank, Jet Propulsion Labs. Direct reports and indirect (virtual) team were managed to deliver the necessary resources in support of sales and implementation. Responsibilities include engaging with C-Level contacts at the accounts to present Sun's strategy and value to the customer.

Oracle
Account Manager
February 1993 - March 1998 (5 years 2 months)
Los Angeles, California, United States

Education

University of California, Santa Barbara

Bachelor of Science (BS), History and Economics